

Mail Stop 7010

February 20, 2007

via U.S. mail and facsimile

Mr. Michael R. Elia
Senior Vice President and Chief Financial Officer
FastenTech, Inc.
8500 Normandale Lake Boulevard
Suite 1230
Minneapolis, MN 55437

> **RE: FastenTech, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 333-108365**

Dear Mr. Elia:

    We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Segment Results of Operations, page 40

1. We note your inclusion of EBITDA within your discussion of results of operations. In a response to us and in future filings, please include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please avoid boilerplate conclusions like "making internal operating decisions." Please disclose the following:

- The economic substance behind your decision to use the non-GAAP measure;
- The material limitations associated with your use of EBITDA as compared to net income, in light of your significant borrowings, fixed assets and intangible assets;
- How you compensate for these limitations; and
- The substantive reasons why you believe EBITDA provides useful information to investors.

Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 8 of our June 13, 2003 FAQ's on Non-GAAP Financial Measures.

Contractual Obligations, page 46

2. In consideration of the balance of your long-term debt, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table in your future filings. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Quarterly Results, page 49

3. We note that for the year ended September 30, 2006, your net sales was highest in the 4th quarter, however, you experienced a net loss in the 4th quarter whereas your other quarters you experienced net income. Your current disclosures are unclear as to why this has occurred. Please tell us and revise MD&A in future filings to address this material fluctuation in net loss from the third quarter to fourth quarter 2006. Refer to paragraph 31 of APB 28 and the Instructions to Paragraph (B) of Item 303 of Regulation S-K.

1. Summary of Significant Accounting Policies, Property, Plant, and Equipment, page 58

4. We note your disclosure on page 6 that you provide innovative and customized solutions to build close customer relationships and on page 10 you disclose that you are continually reviewing your manufacturing processes to identify areas for improvement. Based on these disclosures, please tell us how you determined that a useful life of 5 to 20 years for your machinery and equipment is appropriate. In this regard we note that machinery and equipment is material to your financial statements as a whole and a 20 year life may be excessive.

2. Acquisitions, page 63

5. Please provide to us your significance tests in accordance with Rule 1-02(w) of Regulation S-X for your acquisition of BNC & Associates, Inc. and tell us how you applied the significance tests in determining which historical and pro forma financial statements needed to be filed. In this regard, we note that you filed audited financial statements of BNC in a Form 8-K filed on Feb. 10, 2006 however these financial statements only covered the nine-month period ending March 31, 2005.

6. We note your purchase price allocation of GCE Industries, Inc. on page 66 that took place in December 2004, has approximately $6.4M allocated to "excess purchase price over the fair value of acquired assets not yet assigned," however, your table on page 71 shows all excess purchase price over the value of acquired assets not yet assigned as a zero balance at September 30, 2006. Please reconcile these amounts and revise future filings to present the correct amount of excess purchase price over the fair value of acquired assets not yet assigned.

3. Divestitures and Discontinued Operations, page 69

7. You have disclosed that in fiscal 2006, you sold the operations of Special Processes of Arizona and recorded a loss of $2.3 million related to the write-off of fixed assets and goodwill. We note that you have determined the results of SPOA are not material and therefore have been included in continuing operations. In consideration that your income from continuing operations before income tax expense for the year ended September 30, 2006 is $4.9 million, provide us with a detailed analysis of the quantitative and qualitative factors in SAB 99 supporting why you believe this amount is not material.

6. Goodwill and Intangible Assets, page 71

8. Considering the decrease in operating income during 2006, your stockholders' deficit, and the decrease in sales when excluding incremental sales from acquisitions in fiscal 2006 compared to fiscal 2005, tell us how you determined that your Goodwill balance is recoverable. Further tell us how much goodwill and other long lived assets remain recorded related to Progressive Stamping business unit and how you determined that any remaining assets related to Progressive are recoverable.

9. Tell us and disclose in future filings how your goodwill is allocated between your two reportable segments. Refer to paragraph 45 of SFAS 142.

10. You have disclosed that you amortize your customer lists over their useful lives of 5 to 30 years. Pursuant to paragraphs 11 and B49 of SFAS 142, please explain to

us your analysis that your customer lists will contribute to your future cash flows for a period up to 30 years.

12. Commitments, Litigation, page 84

11. We note your disclosure that the outcomes of your litigation claims are impossible to ascertain or are not expected to be material to your financial position or statements of operations. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.

12. In addition, we note that you have assessed the materiality of your legal proceedings with reference to the financial position and statements of operations of the Company. Expand your assessment of materiality with reference to your liquidity in future filings.

14. Segment Data, page 85

13. We note throughout your document you refer to business units within your two main segments: Specialized Components, and Aerospace-grade Components. Please tell us the factors used to identify your reportable segments and explain why you believe your business units are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. Additionally identify your chief operating decision maker and provide for us the internal financial information that is regularly provided to the chief operating decision maker as of December 31, 2005 and March 31, 2006.

To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operating income is decreasing for one operation and increasing for another).

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief